SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

GLEACHER & COMPANY, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

377341102

(CUSIP Number)

Nicholas G. Demmo, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

June 5, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Eric J. Gleacher

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,393,745 *

	8	Shared Voting Power 10,000,000 *

	9	Sole Dispositive Power 4,393,745 *

	10	Shared Dispositive Power 10,000,000 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,393,745 *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.0% **

14	Type of Reporting Person IN

*                                         The information set forth in Item 5 is incorporated herein by reference.

**                                  Calculation is based on 130,809,868 shares of Common Stock outstanding on December 31, 2010.

CUSIP No. 377341102		SCHEDULE 13D

1	Name of Reporting Persons Eric J. Gleacher 2009 Grantor Retained Annuity Trust N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,000,000 *

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,000,000 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,393,745 *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.0% **

14	Type of Reporting Person OO

*                                         The information set forth in Item 5 is incorporated herein by reference.

**                                  Calculation is based on 130,809,868 shares of Common Stock outstanding on December 31, 2010.

CUSIP No. 377341102	SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gleacher & Company, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1290 Avenue of the Americas, New York, New York, 10104.

Item 2.	Identity and Background

(a)           The persons filing this statement are (1) Eric J. Gleacher and (2) Eric J. Gleacher 2009 Grantor Retained Annuity Trust (the “Trust,” and together with Mr. Gleacher, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)           The business address of the Reporting Persons is c/o Gleacher & Company, Inc., 1290 Avenue of the Americas, New York, New York, 10104.

(c)           Mr. Gleacher is Chairman of the Board of the Company.  The Trust is a grantor retained annuity trust organized under the laws of New York with Mr. Gleacher as settlor and trustee, and its principal business is to hold a portion of the assets and estate of Mr. Gleacher.

(d)           During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Mr. Gleacher is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of the Transaction

Reference is made to the Agreement and Plan of Merger, dated as of March 2, 2009 (as amended, the “Merger Agreement”), among the Company (as successor to Broadpoint Securities Group, Inc.), Gleacher Partners, Inc., now a wholly owned subsidiary of the Company, certain stockholders of Gleacher Partners Inc. and each of the holders of interests in Gleacher Holdings LLC other than Gleacher Partners Inc., providing for the acquisition of Gleacher Partners Inc. by the Company (the “Transaction”).  The Merger Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

On June 5, 2009, in connection with the closing of the Transaction, Mr. Gleacher acquired 14,542,035 shares of Common Stock in exchange for his stock in Gleacher Partners Inc.  1,104,845 of these shares were held in escrow and subject to forfeiture during the 18-month period following the closing of the Transaction to satisfy indemnification obligations under the Merger Agreement.  On June 30, 2009, Mr. Gleacher transferred 10,000,000 shares of Common Stock to the Trust.  The shares of Common Stock issued to Mr. Gleacher in the Transaction (including those held by the Trust) are subject to transfer restrictions for five years following the closing of the Transaction (which may be accelerated in certain circumstances pursuant to the Merger Agreement).

Pursuant to the terms of the Merger Agreement, the Company agreed to appoint Mr. Gleacher to its Board of Directors and designate him Chairman of the Board.  In connection therewith, the Company agreed that the Board

CUSIP No. 377341102	SCHEDULE 13D

of Directors of the Company would not take any action to remove Mr. Gleacher as a director for so long as he is employed under his employment agreement.

On October 29, 2010, Mr. Gleacher forfeited 148,290 shares of Common Stock to the Company, at a value of $2.22 per share, in satisfaction of certain tax claims arising as a result of the indemnification obligations of Mr. Gleacher under the Merger Agreement.  On February 8, 2011, 674,119 of Mr. Gleacher’s shares that had been held in escrow were released to Mr. Gleacher pursuant to the Merger Agreement.

The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, acquiring additional shares or disposing of shares of Common Stock.

Except as set forth herein, neither of the Reporting Persons has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Due to their relationship with each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 14,393,745 shares of Common Stock, which was 11.0% of Common Stock outstanding on December 31, 2010.

(b)           The information set forth in Item 2 and Item 5(a) of this Statement is incorporated herein by reference.  Mr. Gleacher has sole power to vote and dispose of 4,393,745 shares of Common Stock.  Each of the Reporting Persons has shared power to vote and dispose of 10,000,000 shares of Common Stock.

(c)           The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on February 16, 2011, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

On June 5, 2009, upon the closing of the Transaction, the Company and Mr. Gleacher entered into a Registration Rights Agreement (the “Registration Rights Agreement”).  The Registration Rights Agreement entitles Mr. Gleacher, subject to limited exceptions, to have his shares of Common Stock included in any registration statement filed by the Company in connection with a public offering solely for cash.  Mr. Gleacher will also have the right to require the Company to prepare and file a shelf registration statement to permit the sale to the public from time to time of his shares of Common Stock that Mr. Gleacher received on the closing of the Transaction.  However, the Company will not be required to file the shelf registration statement until the third anniversary of the closing of the Transaction.  The Company has agreed to pay all expenses in connection with any registration effected pursuant to the Registration Rights Agreement.  The Registration Rights Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

CUSIP No. 377341102	SCHEDULE 13D

Except as referenced above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 16, 2011, by and between Eric J. Gleacher and Eric J. Gleacher 2009 Grantor Retained Annuity Trust

Exhibit 2

Agreement and Plan of Merger, dated as of March 2, 2009, among Broadpoint Securities Group, Inc., Magnolia Advisory LLC, Gleacher Partners Inc., certain stockholders of Gleacher Partners Inc. and each of the holders of interests in Gleacher Holdings LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 4, 2009)

Exhibit 3

Registration Rights Agreement, dated as of June 5, 2009, between Broadpoint Securities Group, Inc. and Eric J. Gleacher (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 8, 2009)

CUSIP No. 377341102	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011

	By:	/s/ Eric J. Gleacher
Eric J. Gleacher

ERIC J. GLEACHER 2009 GRANTOR RETAINED ANNUITY TRUST

	By:	/s/ Eric J. Gleacher
Name: Eric J. Gleacher
Title: Trustee

CUSIP No. 377341102	SCHEDULE 13D

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 16, 2011, by and between Eric J. Gleacher and Eric J. Gleacher 2009 Grantor Retained Annuity Trust

Exhibit 2

Agreement and Plan of Merger, dated as of March 2, 2009, among Broadpoint Securities Group, Inc., Magnolia Advisory LLC, Gleacher Partners Inc., certain stockholders of Gleacher Partners Inc. and each of the holders of interests in Gleacher Holdings LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 4, 2009)

Exhibit 3

Registration Rights Agreement, dated as of June 5, 2009, between Broadpoint Securities Group, Inc. and Eric J. Gleacher (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 8, 2009)